Exhibit 21.1

List of Subsidiaries of Elephant Oil Corp.

Name of Subsidiary	Jurisdiction of Incorporation	Date of Incorporation
Elephant Oil Limited	United Kingdom	January 14 2013
Elephant Oil Benin SA	Benin	July 6 2014